_____________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRTION

FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:  Wedgewood Investment Group, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

3887 Pacific Street

Las Vegas, NV 89121

Telephone Number (including area code):  (702) 622-9902

Name and address of agent for service of process:

J. Michael King

3887 Pacific Street

Las Vegas, NV 89121

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☐    No    ☒

Item 1.  Exact name of registrant.

Wedgewood Investment Group, Inc.

Item 2.  Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Nevada, 09/17/2007

Item 3.  Form of organization of registrant.

Corporation

Item 4.  Classification of registrant.

Management Company

Item 5.  If registrant is a management company:

(a)  state whether registrant is a “closed-end” or an “open-end” company;

Open End

(b)  state whether registrant is registering as a “diversified” company or a “non-diversified” company.

Non Diversified Company

Item 6.  Name and address of each investment adviser of the registrant.

None.

Item 7.  If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Michael D. Westhaver, Director, 8310 Tribute Lane, Las Vegas, NV 89147

Edward Lawson, Director, President, 3887 Pacific Street, Las Vegas, NV 89121

Beverly Lawson, Director, Secretary, 3887 Pacific Street, Las Vegas, NV 89121

Item 8.    N/A

Item 9.  (a) State whether registrant is currently issuing and offering its securities directly to the public.

No.

(b)

N/A

(c) If the answer to 9(a) is “no” and the answer to Item 9(b) is “not applicable” state whether registrant presently proposes to make a public offering of its securities.

No

(d)  State whether registrant has any securities currently issued and outstanding.

No

(e)  If the answer to Item 9(d) is “yes” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short term paper) and the name of any company owning 10% or more of registrants outstanding voting securities.

As of September 28, 2007 there were 2 holders of the Company’s stock.

Item 10.  State the current value of registrant’s total assets.

0.

Item 11.

State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

No.

Item 12.

None.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Las Vegas and the State of Nevada on the 1st day of October, 2007.

Wedgewood Investment Group, Inc.

By: /s/ Michael D. Westhaver

Michael D. Westhaver, Director

Attest:  /s/ J. Michael King

J. Michael King

4